March 9, 2006


By facsimile to (713) 524-4122 and U.S. Mail


Mr. Michael Chavez
President and Chief Executive Officer
Allmarine Consultants Corporation
8601 RR 2222, Building 1, Suite 210
Austin, TX 78730

Re:	Allmarine Consultants Corporation
	Pre-effective Amendment 2 to Registration Statement on Form
SB-2
	Filed March 2, 2006
File No. 333-130492

Dear Mr. Chavez:

	We reviewed the filing and have the comments below.

1. Refer to prior comments 1, 6, and 9. Disclosure on page 22 indicates that although Allmarine has been promoting and marketing its services since the effective date of the marketing agreement with
Philtex, Allmarine has not generated any revenues and has not performed any services under the marketing agreement and has no clients as of the date of the prospectus. Continue to revise the prospectus as necessary to make these facts clear throughout the prospectus. For example:

* The tenth risk factor states that as Allmarine receives additional contracts, Allmarine will be required to manage multiple relationships. Revise to clarify that Allmarine has no contracts as of the date of the prospectus.

* The eleventh risk factor states that fluctuations and cyclical turns in the shipping industry may cause a decrease in demand for the services that Allmarine provides. Revise to clarify that Allmarine has provided no services as of the date of the prospectus.

* "Business History" on page 16 states that Allmarine currently runs all of its operations through its marketing agreement with Philtex.
Revise to clarify that although Allmarine has been promoting and marketing its services since the effective date of the marketing agreement with Philtex, Allmarine has no operations as of the date of the prospectus.

* The fifth paragraph under "Business Operations" on page 17 states that Allmarine through its marketing agreement with Philtex works under the authorization of countries who offer "open" registration of merchant ships. Revise to clarify that Allmarine through its marketing agreement with Philtex expects to work under the authorization of countries who offer "open" registration of merchant ships.

* The seventh paragraph under "Business Operations" on page 18 states that Allmarine can provide its clients with ship classification services. Revise to clarify that Allmarine through its marketing agreement with Philtex expects to provide clients with ship classification services.

* "Dependence on One or a Few Major Clients" on page 20 states that
Allmarine offers all of its services through its marketing agreement with Philtex. Revise to clarify that Allmarine has provided no services through its marketing agreement with Philtex as of the date of the prospectus.

Summary Financial Data, page 3

2. Please present net loss per share information for the six months ended November 30, 2005.

Risk Factors, page 3

3. Disclosure in the sixth and seventh risk factors on page 6 states
that Allmarine plans to outsource operations through its marketing agreement with Philtex for approximately six to 12 months and then use Philtex`s contracts and connections for approximately six to 12 months after that. Clarify that Allmarine anticipates beginning to outsource its operations through Philtex in approximately the second quarter of 2006. We note the disclosure in the third paragraph on page 22.


Marketing Agreement, page 18

4. Refer to prior comment 8.  Disclosure in the fourth paragraph on
page 19 that Allmarine plans to offer products and services
without
the help or guidance of Philtex in approximately 18 to 24 months is
inconsistent with disclosure in the third paragraph on page 22 that
Allmarine hopes to offer services separate from Philtex in six to
12
months.  Please reconcile the disclosures.

5. We note the disclosure in section 3(a) of exhibit 10.2 to the registration statement that Philtex or Allmarine may assign the marketing agreement. Expand the disclosure to include the amended marketing agreement`s assignment provision. Further, advise what consideration Allmarine has given to risk factor discussion of the assignment provision.

Plan of Operation, page 22

6. Refer to prior comment 8. Disclosure in the third paragraph on page 22 that Allmarine hopes to offer services separate from Philtex in six to 12 months is inconsistent with disclosure in the first paragraph on page 23 that Allmarine has plans to generate revenues separate from Philtex in the third or fourth quarters of 2007. Please reconcile the disclosures.

Exhibits

7. Refer to prior comment 14.  As requested previously, include an exhibit index immediately before the exhibits filed with the registration statement. See Rule 102(d) of Regulation S-T.

Exhibit 23.1

8. Please make arrangements with your auditors to have them revise their consent to refer to the Form SB-2, as amended.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, Allmarine may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Allmarine thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Allmarine and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Allmarine requests acceleration of the registration statement`s effectiveness, Allmarine should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Allmarine from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Allmarine may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Allmarine provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or Rufus G. Decker
III,
Accounting Branch Chief, at (202) 551-

3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	David M. Loev, Esq.
	John S. Gillies, Esq.
	David M. Loev, Attorney at Law
	2777 Allen Parkway, Suite 1000
	Houston, TX 77019



Mr. Michael Chavez
March 9, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE